EXHIBIT A

PRESS RELEASE

Aladdin Press Contact:	Aladdin Company Contact:
Matthew Zintel	Debbie Kaye
Zintel Public Relations	Aladdin Corporate Communications
matthew.zintel@zintelpr.com	debbie.kaye@aladdin.com
310.574.8888	646.468.0481

Vector Capital U.S. Public Relations:	Vector Capital Israel Public Relations:
Erin Becker, Brunswick Group	Aya Barak-Meiri, Prometheus Creative Solutions
415.293.8461	+ 972-3-5449494

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Shareholders Approve Merger with
Vector Capital Affiliate

TEL AVIV, ISRAEL– February 20, 2009 – Aladdin Knowledge Systems Ltd. (“Aladdin” or the “Company”) (NASDAQ: ALDN) today announced that its shareholders approved the definitive merger agreement, providing for the acquisition of the Company by a Vector Capital affiliate, during a special general meeting of the shareholders held today. The shareholders also approved the amendment to the articles of association of the Company relating to exculpation, insurance and indemnity of directors and officers and the amendment of the indemnification agreements with the Company’s directors as well as the renewal of the Company’s existing directors’ and officers’ insurance and the purchase of a run-off directors’ and officers’ insurance policy.

Under the terms of the merger agreement, Aladdin shareholders will receive $11.50 per share in cash for each ordinary share they hold at the closing of the merger plus an amount in cash equal to each shareholder’s pro rata portion of the amount, if any, by which the Company’s Cash (as defined in the merger agreement) exceeds $12,000,000. The transaction is expected to close at the end of March, subject to the satisfaction of closing conditions set forth in the merger agreement, which include: anti-trust approvals in Israel and Germany or the expiration of applicable waiting periods; the Company having minimum cash and cash equivalents of at least $7,000,000 and minimum working capital of at least $13,500,000 at the time of closing; Company’s representations and warranties (including not having a material effect) are true and correct at the time of closing; and compliance with covenants.

Following completion of the merger, Aladdin’s ordinary shares will cease to be traded on NASDAQ and the Tel Aviv Stock Exchange.

About Aladdin
Aladdin Knowledge Systems (NASDAQ: ALDN) is an information security leader with offices in 15 countries, a worldwide network of channel partners, and numerous awards for innovation. Aladdin eToken is the world’s #1 USB-based authentication solution, offering identity and access management tools that protect sensitive data. Aladdin SafeWord two-factor authentication technology protects companies’ important information assets and applications. Aladdin HASP SRM boosts growth for software developers and publishers through strong anti-piracy protection, IP protection, and secure licensing and product activation. Aladdin eSafe delivers real-time intelligent Web gateway security that helps protect data and networks, improves productivity, and enables compliance. Visit www.Aladdin.com.

About Vector Capital
Vector Capital is a leading private equity firm specializing in spinouts, buyouts and recapitalizations of established technology businesses. Vector identifies and pursues these complex investments in both the private and public markets. Vector actively partners with management teams to devise and execute new financial and business strategies that materially improve the competitive standing of these businesses and enhance their value for employees, customers and shareholders. Among Vector’s notable investments are LANDesk Software, Savi Technology, SafeNet, Corel Corporation (Nasdaq: CREL), Precise Software Solutions, Printronix, Register.com, Tripos, WinZip and Watchguard Technologies. For more information, visit www.vectorcapital.com.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, risks relating to the Company’s recent acquisitions of Athena Smartcards, SafeWord and EutronSec, including the failure to realize expected synergies, failure to effectively integrate these businesses into its business and increasing unexpected liabilities, the loss of market share, changes in the level of business or anticipated business from a large customer or customers, failure to achieve anticipated customer orders, changes in the competitive landscape and other factors over which the company has little or no control. The completion of the Company’s announced merger with an affiliate of Vector Capital is subject to various closing conditions, and the Company cannot be certain that these conditions will be satisfied or waived. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

©2009 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, Aladdin Knowledge Systems and the Aladdin logos are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners.